NO ACT

P.E.
01/31/2014

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Received SEC
MAR 3 1 2014
Washington, DC 20549

[redacted]

14005316

March 31, 2014

Act: 1934
Section:
Rule: 14a-8 (i)(5)
Public
Availability: 3-31-14

Anthony Saldana
Skadden, Arps, Slate, Meagher & Flom LLP
anthony.saldana@skadden.com

Re: Devon Energy Corporation
Incoming letter dated January 31, 2014

Dear Mr. Saldana:

This is in response to your letters dated January 31, 2014 and March 19, 2014 concerning the shareholder proposal submitted to Devon by Pax World Mutual Funds. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Julie Gorte
Pax World Mutual Funds
jgorte@paxworld.com

March 31, 2014

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Devon Energy Corporation
Incoming letter dated January 31, 2014

The proposal requests that independent board members commission a review of the company's positions, oversight and processes, including political and lobbying expenditures, related to public policy advocacy on energy policy and climate change, and to prepare a report describing the completed review.

We are unable to conclude that Devon has met its burden of establishing that the proposal substantially duplicates another proposal that was "previously submitted" to Devon and will be included in Devon's proxy materials. Accordingly, we do not believe that Devon may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,

Tonya Aldave
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

From: Saldana, Anthony <Anthony.Saldana@skadden.com>
Sent: Wednesday, March 19, 2014 12:12 PM
To: shareholderproposals
Cc: 'jgorte@paxworld.com'
Subject: Devon Energy Corporation No-Action Request (Pax World Mutual Funds) -- supplemental correspondence
Attachments: BNY Mellon on behalf State of Connecticut.pdf; State of Connecticut.pdf; State Street Confirmation for State of Connecticut Retirement Plans.pdf; The Needmor Fund.pdf; Unitarian Universalist.pdf; Pax World Mutual Funds.pdf; Walden Press Release.pdf

Importance: High

Dear Sir or Madam:

For your reference, attached is a full set of all correspondence received from Pax World Mutual Funds ("Pax World"), which was the subject of Devon Energy's January 31, 2014 no-action request. Also attached is all correspondence received in connection with the shareholder proposal received from the Connecticut Retirement Plans and Trust Funds and its co-filers, which is referenced in Devon Energy's January 31, 2014 no-action request.

Ms. Julie Gorte of Pax World is being copied by email on this supplemental correspondence.

Please contact the undersigned if you have any questions or need additional information.

Very truly yours,

Anthony Saldana
Skadden, Arps, Slate, Meagher & Flom LLP
1440 New York Avenue, N.W. | Washington | D.C. | 20005-2111
T: 202.371.7386 | F: 202.661.9186
anthony.saldana@skadden.com

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State of Connecticut

Denise L. Nappier
Treasurer

Corporate Governance
REC'D
DEC 26 2013

December 20, 2013

Ms. Carla D. Brockman
Vice President, Corporate Governance
Corporate Secretary
Devon Energy Corporation
333 W. Sheridan Avenue
Oklahoma City, Oklahoma 73102

Dear Ms. Brockman,

Submitted herewith is a shareholder resolution on behalf of Connecticut Retirement Plans and Trust Funds (CRPTF) for consideration and action by shareholders at the next annual meeting of Devon Energy Corporation.

As the principal fiduciary of the CRPTF, I hereby certify that the CRPTF has held the mandatory minimum number of Devon Energy Corporation shares for the past year. Furthermore, as of December 19, 2013, the CRPTF held 113,481 shares of Devon Energy Corporation stock valued at approximately $6,893,970. The CRPTF will continue to hold the requisite numbers of shares of Devon Energy Corporation through the date of the 2014 annual meeting.

If you have any questions or comments concerning this resolution, please contact Francis H. Byrd, Assistant Treasurer for Policy at (860) 702-3292.

Sincerely

Denise

Denise L. Nappier
State Treasurer

Attachment

55 Elm Street, Hartford, Connecticut 06106-1773 • Telephone (860) 702-3000 • Fax (860) 702-3043

Connecticut Retirement Plans and Trust Funds ("CRPTF")

Whereas, corporate lobbying exposes our company to risks that could adversely affect the company's stated goals, objectives, and ultimately stockholder value, and

Whereas, we rely on the information provided by our company to evaluate goals and objectives, and we, therefore, have a strong interest in full disclosure of our company's lobbying to assess whether our company's lobbying is consistent with its expressed goals and in the best interests of stockholders and long-term value.

Resolved, the stockholders of Devon Energy Corporation ("Devon") request the Board authorize the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

2. Payments by Devon used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.

3. Devon's membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of management's decision making process and the Board's oversight for making payments described in sections 2 and 3 above.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which Devon is a member.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee or other relevant oversight committees and posted on the company's website.

Supporting Statement

As stockholders, we encourage transparency and accountability in the use of corporate funds to influence legislation and regulation both directly and indirectly. Devon is listed as a member of the National Association of Manufacturers and American Petroleum Institute, which spent approximately $16.48 million lobbying in 2012. Devon does not disclose its memberships in, or payments to, trade associations, or the portions of such amounts used for lobbying. Transparent reporting would reveal whether company assets are being used for objectives contrary to Devon's long-term interests.

Devon spent approximately $2.04 million in 2011 and 2012 on direct federal lobbying activities (opensecrets.org). This figure does not include expenditures to influence legislation in states. Devon lobbies at the state level, using the services of at least 7 lobbyists in 5 states in 2012 (followthemoney.org). Devon does not disclose membership in, or contributions to, tax-exempt organizations that write and endorse model legislation, such as its membership in and contributions to the American Legislative Exchange Council (ALEC). More than 50 companies including Entergy and EnergySolutions, have publicly left ALEC because their business objectives and values did not align with ALEC's activities.

We encourage our Board to require comprehensive disclosure related to its direct, indirect, and grassroots lobbying.

THE BANK OF NEW YORK MELLON

December 20, 2013

Carla D. Brockman
Vice President Corporate Governance and
Corporate Secretary
Devon Energy Corporation
333 W. Sheridan Avenue
Oklahoma City, Oklahoma 73102

Dear Ms. Brockman,

On October 1, 2013, The Bank of New York Mellon/Mellon Trust of New England, National Association (Depository Trust Company Participant ID 954), "Bank", received 136,324 shares of Devon Energy Corporation (cusip 25179M103) from the prior Custodian, State Street, on behalf of our client and beneficial owner, State of Connecticut acting through its Treasurer, "Client". Please be advised that the Bank held 113,481 shares as of December 19, 2013 and these shares have been continuously held by our Client.

Please feel free to contact me if you have any questions. Thank you.

Sincerely,

Jennifer L May

Jennifer L. May
Vice President, BNY Mellon

Phone: (412) 236-1934
Email: Jennifer.L.May@BNYMellon.com

STATE STREET.

Jacquelyn (Jacqui) L. Lyons
Vice President

Public Fund Services
Lafayette Corporate center
2 Avenue de Lafayette, 6th Floor
Boston, MA 02111-2900

Telephone: 617 664 9412
Facsimile: 617 769 6907
jllyons@statestreet.com

December 19, 2013

Carla D. Brockman
Vice President Corporate Governance and Corporate Secretary
Devon Energy Corp.
333 W. Sheridan Avenue
Oklahoma City, Oklahoma 73102

Re: Shareholder Proposal Record Letter for Devon Energy Corp. (25179M103)

Dear Ms. Brockman:

State Street Bank and Trust Company is the former custodian for 136,324 shares of Devon Energy Corp. common stock held for the State of Connecticut Retirement Plans and Trust Funds ("CRPTF"). The Trust Fund was beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously from September 30, 2012 until September 30, 2013. These shares owned by the Trust were transferred to new custodian Bank of New York Mellon on October 1, 2013.

As former custodian for the CRPTF, State Street held these shares in the Depository Trust Company, in the participant code 0997. The shares were transferred to Bank of New York Mellon DTC participant code 0954 on October 1, 2013.

If there are any questions concerning this matter, please do not hesitate to contact me directly.

Sincerely,

Jacquelyn L. Lyons

Jacquelyn L. Lyons
Vice President
State Street Bank and Trust Company.

THE BANK OF NEW YORK MELLON

Corporate Governance
REC'D
DEC 26 2013

December 20, 2013

Carla D. Brockman
Vice President Corporate Governance and
Corporate Secretary
Devon Energy Corporation
333 W. Sheridan Avenue
Oklahoma City, Oklahoma 73102

Dear Ms. Brockman,

On October 1, 2013, The Bank of New York Mellon/Mellon Trust of New England, National Association (Depository Trust Company Participant ID 954), "Bank", received 136,324 shares of Devon Energy Corporation (cusip 25179M103) from the prior Custodian, State Street, on behalf of our client and beneficial owner, State of Connecticut acting through its Treasurer, "Client". Please be advised that the Bank held 113,481 shares as of December 19, 2013 and these shares have been continuously held by our Client.

Please feel free to contact me if you have any questions. Thank you.

Sincerely,

Jennifer L May

Jennifer L. May
Vice President, BNY Mellon

Phone: (412) 236-1934
Email: Jennifer.L.May@BNYMellon.com

Northern Trust

December 20, 2013

To Whom It May Concern:

The Northern Trust acts as trustee for **Needmor Fund** and custodies the assets at Northern Trust. Walden Asset Management acts as the manager for this portfolio.

We are writing to verify that **Needmor Fund** currently owns **1,200** shares of **Devon Energy Corporation (Cusip #25179M103).** We confirm that **Needmor Fund** has beneficial ownership of at least $2,000 in market value of the voting securities of **Devon Energy Corporation** and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

Should you require further information, please contact me directly.

Sincerely,

Maureen Piechaczek

Maureen Piechaczek
Trust Officer

Connecticut Retirement Plans and Trust Funds ("CRPTF")

Whereas, corporate lobbying exposes our company to risks that could adversely affect the company's stated goals, objectives, and ultimately stockholder value, and

Whereas, we rely on the information provided by our company to evaluate goals and objectives, and we, therefore, have a strong interest in full disclosure of our company's lobbying to assess whether our company's lobbying is consistent with its expressed goals and in the best interests of stockholders and long-term value.

Resolved, the stockholders of Devon Energy Corporation ("Devon") request the Board authorize the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

2. Payments by Devon used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.

3. Devon's membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of management's decision making process and the Board's oversight for making payments described in sections 2 and 3 above.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which Devon is a member.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee or other relevant oversight committees and posted on the company's website.

Supporting Statement

As stockholders, we encourage transparency and accountability in the use of corporate funds to influence legislation and regulation both directly and indirectly. Devon is listed as a member of the National Association of Manufacturers and American Petroleum Institute, which spent approximately $16.48 million lobbying in 2012. Devon does not disclose its memberships in, or payments to, trade associations, or the portions of such amounts used for lobbying. Transparent reporting would reveal whether company assets are being used for objectives contrary to Devon's long-term interests.

Devon spent approximately $2.04 million in 2011 and 2012 on direct federal lobbying activities (opensecrets.org). This figure does not include expenditures to influence legislation in states. Devon lobbies at the state level, using the services of at least 7 lobbyists in 5 states in 2012 (followthemoney.org). Devon does not disclose membership in, or contributions to, tax-exempt organizations that write and endorse model legislation, such as its membership in and contributions to the American Legislative Exchange Council (ALEC). More than 50 companies including Entergy and EnergySolutions, have publicly left ALEC because their business objectives and values did not align with ALEC's activities.

We encourage our Board to require comprehensive disclosure related to its direct, indirect, and grassroots lobbying.

UNITARIAN UNIVERSALIST
ASSOCIATION OF CONGREGATIONS

Timothy Brennan
Treasurer and Chief Financial Officer

25 Beacon Street
Boston
Massachusetts 02108
USA
617 948 4305 *tel*
617 367 3237 *fax*

www.uua.org

BY FAX 650-618-1806 and Express Mail

December 20, 2013

Ms. Carla D. Brockman
Vice President Corporate Governance and Corporate Secretary
Devon Energy Corporation
333 W. Sheridan Avenue
Oklahoma City, OK 73102

Re: Shareholder proposal

Dear Ms. Brockman:

The Unitarian Universalist Association (UUA), a holder of 85 shares in Devon Energy Corporation, is hereby submitting the enclosed resolution for consideration at the upcoming annual meeting. The resolution requests that the members of the Board authorize the preparation of a report disclosing policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications, payments by Devon Energy for such lobbying including the amount of payment and the recipient, Devon Energy's membership in and payments to any tax-exempt organization that writes and endorses model legislation.

We are joining with the Connecticut Retirement Plans and Trust Funds (CRPTF) in filing this resolution. Mr. Francis Byrd represents CRPTF as the lead filer and the UUA delegates to CRPTF the authority to act on our behalf in all respects with regard to this filing.

The Unitarian Universalist Association (UUA) is a faith community of more than 1000 self-governing congregations that brings to the world a vision of religious freedom, tolerance and social justice. With roots in the Jewish and Christian traditions, Unitarianism and Universalism have been forces in American spirituality from the time of the first Pilgrim and Puritan settlers. The UUA is also an investor with an endowment valued at approximately $157 million, the earnings from which are an important source of revenue supporting our work in the world. The UUA takes its responsibility as an investor and shareowner very seriously. We view the shareholder resolution process as an opportunity to bear witness to our values at the same time that we enhance the long-term value of our investments.

Whereas, corporate lobbying exposes our company to risks that could adversely affect the company's stated goals, objectives, and ultimately stockholder value, and

Whereas, we rely on the information provided by our company to evaluate goals and objectives, and we, therefore, have a strong interest in full disclosure of our company's lobbying to assess whether our company's lobbying is consistent with its expressed goals and in the best interests of stockholders and long-term value.

Resolved, the stockholders of Devon Energy Corporation ("Devon") request the Board authorize the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

2. Payments by Devon used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.

3. Devon's membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of management's decision making process and the Board's oversight for making payments described in sections 2 and 3 above.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which Devon is a member.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee or other relevant oversight committees and posted on the company's website.

Supporting Statement

As stockholders, we encourage transparency and accountability in the use of corporate funds to influence legislation and regulation both directly and indirectly. Devon is listed as a member of the National Association of Manufacturers and American Petroleum Institute, which spent approximately $16.48 million lobbying in 2012. Devon does not disclose its memberships in, or payments to, trade associations, or the portions of such amounts used for lobbying. Transparent reporting would reveal whether company assets are being used for objectives contrary to Devon's long-term interests.

Devon spent approximately $2.04 million in 2011 and 2012 on direct federal lobbying activities (opensecrets.org). This figure does not include expenditures to influence legislation in states. Devon lobbies at the state level, using the services of at least 7 lobbyists in 5 states in 2012 (followthemoney.org). Devon does not disclose membership in, or contributions to, tax-exempt organizations that write and endorse model legislation, such as its membership in and contributions to the American Legislative Exchange Council (ALEC). More than 50 companies including Entergy and EnergySolutions, have publicly left ALEC because their business objectives and values did not align with ALEC's activities.

We encourage our Board to require comprehensive disclosure related to its direct, indirect, and grassroots lobbying.

STATE STREET.

State Street Corporation
Wealth Manager Services
801 Pennsylvania
Kansas City, MO 64105

12/20/2013

To Whom It May Concern:

As of December 20 2013, State Street Bank held 85 shares of Devon Energy in account number***OMB MEMORANDU The shares have been held for more than one year. The Unitarian Universalist Association is the beneficial owner of the shares. State Street's DTC participant number is 2319.

Please contact me if you have any questions or require further information

Thank you,

Kenneth Burkhead
Client Service, Manager
State Street Corporation
Wealth Manager Services
816-871-7504

PAX

December 19, 2013

Devon Energy Corporation
333 W. Sheridan Avenue
Oklahoma City, Oklahoma 73102
Attention: Carla D. Brockman, Vice President Corporate Governance and Corporate Secretary

Dear Ms. Brockman,

On behalf of Pax World Mutual Funds ("Pax World"), I write to give notice that, pursuant to the 2013 proxy statement of Devon Energy (the "Company"), Pax World intends to present the attached proposal (the "Proposal"), regarding a review of public policy advocacy and expenditures related to climate change and energy policy, at the 2014 Annual Meeting of shareholders (the "Annual Meeting"). Pax World requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting. Pax World has owned the requisite number of Devon Energy shares for at least one year, continuously, and intends to hold these shares through the date on which the Annual Meeting is held.

I represent that Pax World or its agent intends to appear in person or by proxy at the Annual Meeting to present the attached Proposal. We have attached a letter confirming our proof of ownership. Please contact Julie Gorte by email at jgorte@paxworld.com or by phone at (603) 501-7353 if you have any questions regarding this matter.

Sincerely,

Joseph F. Keefe
President & CEO
Pax World Mutual Funds

DEVON—REVIEW PUBLIC POLICY ADVOCACY ON ENERGY POLICY AND CLIMATE CHANGE

Whereas: The Intergovernmental Panel on Climate Change (IPCC), the world's leading scientific authority on climate change, confirmed in 2013 that warming of the climate is unequivocal and human influence is the dominant cause. Recent extreme weather events have caused significant loss of life and billions of dollars of damage. Many investors are deeply concerned about existing and future effects of climate change on society and business.

The IPCC estimates that a 50% reduction in greenhouse gas emissions globally is needed by 2050 (from 1990 levels) to stabilize global temperatures, entailing a U.S. target reduction of 80%.

Urgent action is needed to achieve the required emissions reduction. We believe the U.S. Congress, Administration as well as States and cities, must enact and enforce strong legislation and regulations to mitigate and adapt to climate change, reduce our use of fossil fuels and move us to a renewable energy future.

Accordingly, we believe companies in the energy sector should review and update their public policy positions related to climate change.

The public perception is that business often opposes laws and regulations addressing climate change or renewable energy. For example, in 2009, when Congress debated comprehensive climate change legislation, oil, gas and electric utilities spent more than $300 million on lobbying. (Opensecrets.org)

Consequently, company political spending and lobbying on energy policy, including through third parties, are increasingly scrutinized. For example, investors question company public policy advocacy through the U.S. Chamber of Commerce, which often obstructs progress on climate-related legislation.

Investors have asked hundreds of companies to disclose their political spending and lobbying policies and over 125 S&P 500 companies now make such disclosures.

Over 500 forward looking businesses such as General Motors, Microsoft, Nike and Unilever, signed the Climate Declaration that supports the need for legislation and states, "Tackling Climate Change is one of America's greatest economic opportunities of the 21st Century."

Resolved: Shareholders request that Independent Board members commission a comprehensive review of Devon's positions, oversight and processes, including political and lobbying expenditures, related to public policy advocacy on energy policy and climate change. This would include an analysis of political advocacy and lobbying activities, including indirect support through trade associations, think tanks and other nonprofit organizations. Shareholders also request the company to prepare (at reasonable cost and omitting confidential information) and make available by September, 2014 a report describing the completed review.

Supporting Statement:

We recommend that this review include:

- Whether your current company positions on climate legislation and regulation are consistent with the reductions deemed necessary by the IPCC;
- Board oversight of your company's public policy advocacy on climate;
- Direct and indirect expenditures (including dues and special payments) for political contributions, lobbying, issue ads or other expenditures designed to influence elections, ballot initiatives or legislation related to climate change;
- Engagements with climate scientists and other stakeholders involved in climate policy discussions;
- Proposed actions to be taken as a result of the review.

STATE STREET.

For Everything You Invest In

December 18, 2013

Julie Fox Gorte
Senior Vice President for Sustainable Investing
Pax World Management LLC
30 Penhallow Street, Suite 400
Portsmouth, NH 03801

RE: Devon Energy

Dear Dr. Gorte,

State Street Bank & Trust Co., DTC Participant Code 0997, acts as custodian for the assets of the Pax World portfolio(s) listed below. This letter confirms that the Pax World Fund(s) listed below has/have continuously held shares of Devon Energy Corp. with Cusip 25179M103 with a market value of at least $2,000 for a period of one year as of December 18, 2013.

Devon Energy Corp
25179M103

PAX WORLD GROWTH FUND
24044.000 Shares Held as of December 18, 2013
State Street A/C# ***FISMA & OMB MEMORANDUM M-07-16***

Sincerely,

Mark J. Howcroft
Officer

Investors Raise New Set of Issues with Companies on Public Policy and Climate

January 6, 2014 – Investors have engaged companies for over 20 years on climate change, but this year there is a new set of shareholder resolutions challenging companies to evaluate their public policy advocacy specifically related to climate change.

These resolutions are part of a larger investor climate initiative, "Raising the Bar" with companies, in response to the expanding and alarming scientific evidence of changing climate and its significant, negative environmental and economic impacts accompanied by growing risk to companies and investors alike.

Pressing Energy Companies on their Public Policy Positions on Climate

One new category of resolutions presses fossil fuel companies and major energy producers to do a Board level review of their public policy positions and lobbying activities related to energy policy and climate change.

There is a widespread public perception that energy companies have regularly opposed new legislation or regulation addressing climate change. The real picture may be more complicated than this perception, but shareholder proponents argue it is time for companies to evaluate their public policy positions and lobbying on climate and fully disclose the results to investors.

Seven companies have received such a resolution: **American Electric Power, Chevron, ConocoPhillips, Devon Energy, Dominion Resources, and Exxon Mobil.**

The resolution addresses both direct public policy advocacy by the companies as well as advocacy through third-party trade associations such as the U.S. Chamber of Commerce ("Chamber"), American Petroleum Institute, and National Association of Manufacturers ("NAM").

The Chamber and NAM have aggressively campaigned against climate change legislation and regulation going so far as to sue (unsuccessfully) the EPA in an attempt to block it from exercising authority over greenhouse gas emissions.

The Chamber has become "by far the most muscular business lobby group in Washington" ("The Chamber of Secrets," *The Economist*, April 21, 2012) and since 1998 has spent approximately $1 billion on lobbying. Thus major businesses, who are members of the Chamber or sit on its Board, bear significant responsibility for the Chamber's actions on climate.

The resolution (see enclosed example to **Chevron**) calls for an analysis of a company's public policy positions and whether a company's lobbying and expenditures, directly or indirectly, are blocking or advancing action to address climate change.

Resolution filers include clients of Walden Asset Management, PAX World Funds, First Affirmative Financial Network, Zevin Asset Management, The Christopher Reynolds Foundation, Russell Family Foundation, Needmor Fund, religious organizations including the Capuchin Province of St. Joseph, Everence Financial Services, and the Unitarian Universalist Service Association.

Review Lobbying at Federal, State and Local Levels, including ALEC

A second category of resolution calls for companies to review lobbying, including at the state level, and was filed with companies that provided financial support to the American Legislative Exchange Council ("ALEC").

ALEC has been actively promoting a wide range of public policies by creating model legislation for submission to state legislatures. Because of its active role in the public policy process, ALEC's tax-exempt status has been officially challenged at the IRS.

Of particular concern for environmentalists is ALEC's active campaign against state regulations and legislation supporting renewable energy. In this campaign ALEC has partnered with the Heartland Institute, a climate change denying organization, but to date they have had a zero batting average at state legislatures.

ALEC's broad-based partisan agenda and controversial policy positions have prompted a review of this relationship by numerous companies. To date over 50 companies have severed ties to ALEC.

Companies receiving this resolution include: **Dominion Resources, Microsoft, Occidental Petroleum, Pfizer, Time Warner Cable, and United Parcel Service.**

Sponsors of this resolution include the State of Connecticut Retirement Plans and Trust Funds, New York State Common Retirement Fund, foundations including The Christopher Reynolds Foundation and Needmor Fund, religious organizations including the Unitarian Universalist Service Association, United Church Funds and Sisters of Charity of the Incarnate Word, Texas, sustainable investment firms such as The Sustainability Group (Loring Wolcott), Zevin Asset Management and clients of Walden Asset Management.

The resolution to **Microsoft** was withdrawn in light of the company's leadership position supporting renewable energy at the state level and its open opposition to ALEC's lobbying campaign against renewables.

Several companies have challenged this resolution at the Securities and Exchange Commission ("SEC"), including **Dominion Resources** and **United Parcel Service.**

Others have agreed to allow a vote at the 2014 stockholder meeting (see enclosed example to **Pfizer**).

Sample Resolution:
Chevron – Review Public Policy Advocacy on Energy Policy and Climate Change

Whereas: The Intergovernmental Panel on Climate Change (IPCC), the world's leading scientific authority on climate change, in their 2013 report confirm warming of the climate is unequivocal and human influence is the dominant cause. Recent extreme weather events have caused significant loss of life and billions of dollars of damage. Many investors are deeply concerned about existing and future effects of climate change on society and business.

The IPCC estimates that a 50% reduction in greenhouse gas emissions globally is needed by 2050 (from 1990 levels) to stabilize global temperatures, entailing a U.S. target reduction of 80%.

Urgent action is needed to achieve the required emissions reduction. We believe the U.S. Congress, Administration as well as States and cities, must enact and enforce strong legislation and regulations to mitigate and adapt to climate change, reduce our use of fossil fuels and move us to a renewable energy future.

Accordingly, we believe companies in the energy sector should review and update their public policy positions related to climate change.

The public perception is that business often opposes laws and regulations addressing climate change or renewable energy. For example, in 2009, when Congress debated comprehensive climate change legislation, oil, gas and electric utilities spent more than $300 million on lobbying. (Opensecrets.org)

Consequently, company political spending and lobbying on energy policy, including through third parties, are increasingly scrutinized. For example, investors question company public policy advocacy through the U.S. Chamber of Commerce, which often obstructs progress on climate-related legislation.

Investors have asked hundreds of companies to disclose their political spending and lobbying policies and over 125 S&P 500 companies now make such disclosures.

Over 500 forward looking businesses such as General Motors, Microsoft, Nike and Unilever, signed the Climate Declaration that supports the need for legislation and states, "Tackling Climate Change is one of America's greatest economic opportunities of the 21st Century."

Resolved: Shareholders request that independent Board members commission a comprehensive review of Chevron's positions, oversight and processes related to public policy advocacy on energy policy and climate change. This would include an analysis of political advocacy and lobbying activities, including indirect support through trade associations, think tanks and other nonprofit organizations. Shareholders also request the company to prepare (at reasonable cost and omitting confidential information) and make available by September, 2014 a report describing the completed review.

Supporting Statement

We recommend that this review include:

- Whether our current company positions on climate legislation and regulation are consistent with the reductions deemed necessary by the IPCC;
- Board oversight of our company's public policy advocacy on climate;
- Direct and indirect expenditures (including dues and special payments) for issue ads designed to influence elections, ballot initiatives or legislation related to climate change;
- Engagements with climate scientists and other stakeholders involved in climate policy discussions;
- Proposed actions to be taken as a result of the review.

Sample Resolution:
Pfizer – Review Lobbying at Federal, State, and Local Levels

Whereas: Investors are increasingly concerned about how companies lobby at the federal, state and local levels, including indirect lobbying through trade associations and tax-exempt organizations. A high level of transparency helps ensure lobbying activities are consistent with stated corporate policies and values, thereby reducing reputational and business risk that potentially could alienate consumers, investors and other stakeholders.

The tax-exempt American Legislative Exchange Council (ALEC) has come under unique scrutiny due to its controversial and partisan public policy positions and the lobbying enabled by the organization through model legislation it provides and promotes. ALEC has been associated with contentious anti-immigration, voter identification and "Stand Your Ground," legislation. More recently, ALEC initiatives have opposed climate change policies and efforts to weaken state renewable energy standards with the Heartland Institute.

Pfizer is a member of ALEC and funds its work. We believe this partnership may bring significant reputational and business risk to the company.

For example, legislation inspired by ALEC's model "Electricity Freedom Act" calling for the repeal of state-level Renewable Portfolio Standards is being presented to a number of state legislatures. In contrast, Pfizer is a leader in its commitment to address the environment and climate change.

As of July 2013, 50 corporations have ended ties with ALEC. Major corporations across a range of industries have disassociated, such as Brown-Forman, Coca-Cola, John Deere, Dell Computers, General Electric, General Motors, Johnson & Johnson, McDonald's, Medtronic, PepsiCo, Procter & Gamble, Sallie Mae, Unilever and Wal-Mart. In suspending its membership in ALEC in 2012, Wal-Mart's VP of Public Affairs remarked: "We feel that the divide between these activities and our purpose as a business has become too wide."

Yet Pfizer has decided to continue as an ALEC supporter, and does not speak out on ALEC positions that violate our company's policies and values.

Resolved: Shareholders request that the Board of Directors initiate a review and assessment of organizations in which Pfizer is a member or otherwise supports financially for involvement in lobbying on legislation at federal, state, or local levels. A summary report of this review, prepared at reasonable cost and omitting proprietary information, should be reviewed by the Board Governance Committee and provided to shareholders.

Supporting Statement

We propose the review should:

1. Examine the philosophy, major objectives and actions taken by the organization supported;
2. Assess the consistency between our company's stated policies, principles, and Code of Conduct with those of the organization supported;
3. Determine if the relationship carries reputational or business risk that could have a negative impact on the company, its shareholders, or other stakeholders;
4. Evaluate management's rationale for its direct involvement in, or financial support of, the organization to determine if the support is in the long-term best interests of the company and its stakeholders;
5. Assess current and potential internal oversight and controls governing the use of corporate assets for political purposes.

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
1440 NEW YORK AVENUE, N.W.
WASHINGTON, D.C. 20005-2111

TEL: (202) 371-7000
FAX: (202) 393-5760
www.skadden.com

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202-371-7386
DIRECT FAX
202-661-9186
EMAIL ADDRESS
ANTHONY.SALDANA@SKADDEN.COM

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January 31, 2014

<u>By email to shareholderproposals@sec.gov</u>

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Devon Energy Corporation 2014 Annual Meeting Stockholders
<u>Proposal of Pax World Mutual Funds</u>

Ladies and Gentlemen:

We are submitting this letter on behalf of Devon Energy Corporation, a Delaware corporation ("Devon"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. Devon is seeking to omit a shareholder proposal and supporting statement (the "Proposal") that it received from Pax World Mutual Funds (the "Proponent") from inclusion in the proxy materials to be distributed by Devon in connection with its 2014 annual meeting of shareholders (the "proxy materials"). A copy of the Proposal as submitted by the Proponent is included in <u>Exhibit A</u> hereto. For the reasons stated below, we respectfully request that the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Staff") not recommend enforcement action against Devon if Devon omits the Proposal in its entirety from the proxy materials.

Devon intends to file the definitive proxy statement for its 2014 annual meeting more than 80 days after the date of this letter. In accordance with Staff Legal Bulletin No. 14D (Nov. 7, 2008), this letter is being submitted by email to shareholderproposals@sec.gov. A copy of this letter, including its attachments, is being concurrently sent to the Proponent as notice of Devon's intent to omit the Proposal from Devon's proxy materials. We will promptly forward to the Proponent any response received from the Staff to this request that the Staff transmits by email or fax only to Devon or us. Further, we take this opportunity to remind the Proponent that, under the applicable rules, if a Proponent submits correspondence to the Staff regarding the Proposal, a copy of that correspondence should be concurrently furnished to the undersigned on behalf of Devon.

The Proposal

The Proposal states:

> RESOLVED: Shareholders request that independent Board members commission a comprehensive review of Devon's positions, oversight and processes, including political and lobbying expenditures, related to public policy advocacy on energy policy and climate change. This would include an analysis of political advocacy and lobbying activities, including indirect support through trade associations, think tanks and other nonprofit organizations. Shareholders also request the company to prepare (at reasonable cost and omitting confidential information) and make available by September, 2014 a report describing the completed review.

Basis for Exclusion

For the reasons described in this letter, we respectfully submit that Devon may exclude the Proposal from the proxy materials pursuant to Rule 14a-8(i)(11) because the Proposal substantially duplicates another proposal simultaneously submitted to Devon.

Analysis

Rule 14a-8(i)(11) – Proposal Substantially Duplicates Another Proposal Previously Submitted to Devon

Under Rule 14a-8(i)(11), a company may exclude a shareholder proposal if the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same shareholders' meeting. The Commission has stated that the purpose of Rule 14a-8(i)(11) is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other. *See* Exchange Act Release No. 12999 (Nov. 22, 1976). The Staff consistently has taken the position that proposals having the same principal thrust or focus may be substantially duplicative, even if the proposals differ in their terms or scope and even if the proposals request different actions. *See Ford Motor Co.* (Feb. 15, 2011); *Wells Fargo & Co.* (Jan. 7, 2009); *General Motors Corp.* (Apr. 5, 2007); *Weyerhaeuser Co.* (Jan. 18, 2006); *Abbott Laboratories* (Feb. 4, 2004).

Applying this standard, the Staff has repeatedly allowed a shareholder proposal to be excluded on the basis of Rule 14a-8(i)(11) where both it and a previously submitted shareholder proposal request disclosure of the political contributions made by the registrant. *See, e.g., FedEx Corp.* (July 21, 2011) (proposal requesting that the company annually disclose in its proxy statement its policies on electioneering, political contributions and communications, anticipated expenditures on such activities during the forthcoming year, and a list of electioneering contributions made during the prior year substantially duplicates an earlier proposal requesting disclosure of its policy and procedures for political contributions, the amount paid to and the identity of recipients of the company's political contributions, and the titles of people in the company who participated in the decision to make political contributions); *Ford Motor Co.* (Feb. 15, 2011) (proposal requesting a semi-annual release of a report on the company website disclosing the company's policies and procedures for political contributions and expenditures as well as actual amounts of political contributions substantially duplicates an earlier proposal requesting disclosure of the amount of corporate funds being spent for political purposes and the political causes seeking to be promoted by management in the use of such political contribution funds); and *General Motors Corp.* (Apr. 5, 2007) (proposal requesting a report disclosing company policies and procedures for political contributions and expenditures substantially duplicates an earlier proposal requesting publication of a detailed statement of each contribution made within the prior year with respect to a political campaign, party, referendum or citizens' initiative, or other attempts to influence legislation). These letters illustrate that shareholder proposals do not have to be identical in order for Rule 14a-8(i)(11) to apply. They can differ in terms of the breadth and scope of the subject matter as long as their principal thrust and focus is substantially similar.

Based on the standards and Staff no-action precedent described above, the Proposal substantially duplicates the proposal (the "CRPTF Proposal") simultaneously submitted by the Connecticut Retirement Plans and Trust Funds ("CRPTF") on December 26, 2013. Devon intends to include the CRPTF Proposal, a copy of which is attached hereto as Exhibit B, in the proxy materials.

The resolution contained in the CRPTF Proposal reads as follows:

> **Resolved**, the stockholders of Devon Energy Corporation ("Devon") request the Board authorize the preparation of a report, updated annually, disclosing:
>
> 1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.
>
> 2. Payments by Devon used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.
>
> 3. Devon's membership in and payments to any tax-exempt organization that writes and endorses model legislation.
>
> 4. Description of management's decision making process and the Board's oversight for making payments described in sections 2 and 3 above.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which Devon is a member.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee or other relevant oversight committees and posted on the company's website.

Although each proposal contains different wording, the principal thrust and focus of the Proposal and the CRPTF Proposal are the same – Devon's political payments and contributions intended to influence the political process. More specifically, both the Proposal and the CRPTF Proposal would have Devon report on direct and indirect payments by Devon to influence the political process and Devon's policies regarding such payments. Each proposal also asks that the report contain a review of the Board's oversight for Devon's lobbying/public policy advocacy efforts.

We acknowledge that the scope of the Proposal is more limited compared with the CRPTF Proposal. The Proposal focuses on public policy advocacy on energy policy and climate change, while the CRPTF Proposal covers lobbying efforts in general. However, the Staff has allowed a shareholder proposal to be excluded on the basis of Rule 14a-8(i)(11) where it determines that such proposal is subsumed by a previously submitted shareholder proposal. *See, e.g., Bank of America Corp.* (Feb. 24, 2009) (concurring with the exclusion of a proposal requesting the adoption of a 75% hold-to-retirement policy, as subsumed by another proposal that included such policy as one of many requests). Applying this standard, the CRPTF Proposal subsumes the Proposal. A report prepared in response to the CRPTF Proposal, which would disclose information on Devon's lobbying policies and efforts, would subsume a report prepared in response to the Proposal, which would disclose Devon's policy and efforts related to public policy advocacy with respect to the more narrow focus of energy policy and climate change.

Thus, although the Proposal and the CRPTF Proposal differ in their precise terms and breadth, the principle thrust of each relates to, and seeks information regarding, Devon's political expenditures. Therefore, the Proposal substantially duplicates the CRPTF Proposal.

Finally, Rule 14a-8(i)(11) permits the exclusion of a proposal which is substantially duplicative of an included proposal which was *previously submitted*. In this case, the proposals were submitted simultaneously to Devon. Nonetheless, although Devon received both proposals on December 26, 2013, Rule 14a-8(i)(11) remains applicable as a basis for excluding one of the two substantially duplicative proposals. *See The Timken Co.* (January

6, 1986) (staff concurred in the analysis of, and concluded that paragraph (c)(11) (predecessor to paragraph (i)(11)) could be applicable in, simultaneous receipt situations).

Accordingly, Devon believes that the Proposal may be excluded as substantially duplicative of the CRPTF Proposal.

Conclusion

For the reasons stated above, we respectfully request that the Staff not recommend any enforcement action if Devon excludes the Proposal from the proxy materials. If the Staff disagrees with Devon's conclusions, we request the opportunity to confer with the Staff prior to the final determination of the Staff's position.

If you have any questions with respect to this matter, please do not hesitate to contact me at the email address and telephone number appearing on the first page of this letter.

Very truly yours,

Anthony Saldana

cc: Carla Brockman
Vice President, Corporate Governance and Secretary
Devon Energy Corporation

Joseph F. Keefe
President & CEO
Pax World Mutual Funds

<u>EXHIBIT A</u>

(see attached)

DEVON--REVIEW PUBLIC POLICY ADVOCACY ON ENERGY POLICY AND CLIMATE CHANGE

Whereas: The Intergovernmental Panel on Climate Change (IPCC), the world's leading scientific authority on climate change, confirmed in 2013 that warming of the climate is unequivocal and human influence is the dominant cause. Recent extreme weather events have caused significant loss of life and billions of dollars of damage. Many investors are deeply concerned about existing and future effects of climate change on society and business.

The IPCC estimates that a 50% reduction in greenhouse gas emissions globally is needed by 2050 (from 1990 levels) to stabilize global temperatures, entailing a U.S. target reduction of 80%.

Urgent action is needed to achieve the required emissions reduction. We believe the U.S. Congress, Administration as well as States and cities, must enact and enforce strong legislation and regulations to mitigate and adapt to climate change, reduce our use of fossil fuels and move us to a renewable energy future.

Accordingly, we believe companies in the energy sector should review and update their public policy positions related to climate change.

The public perception is that business often opposes laws and regulations addressing climate change or renewable energy. For example, in 2009, when Congress debated comprehensive climate change legislation, oil, gas and electric utilities spent more than $300 million on lobbying. (Opensecrets.org)

Consequently, company political spending and lobbying on energy policy, including through third parties, are increasingly scrutinized. For example, investors question company public policy advocacy through the U.S. Chamber of Commerce, which often obstructs progress on climate-related legislation.

Investors have asked hundreds of companies to disclose their political spending and lobbying policies and over 125 S&P 500 companies now make such disclosures.

Over 500 forward looking businesses such as General Motors, Microsoft, Nike and Unilever, signed the Climate Declaration that supports the need for legislation and states, "Tackling Climate Change is one of America's greatest economic opportunities of the 21st Century."

Resolved: Shareholders request that independent Board members commission a comprehensive review of Devon's positions, oversight and processes, including political and lobbying expenditures, related to public policy advocacy on energy policy and climate change. This would include an analysis of political advocacy and lobbying activities, including indirect support through trade associations, think tanks and other nonprofit organizations. Shareholders also request the company to prepare (at reasonable cost and omitting confidential information) and make available by September, 2014 a report describing the completed review.

Supporting Statement:

We recommend that this review include:

- Whether your current company positions on climate legislation and regulation are consistent with the reductions deemed necessary by the IPCC;
- Board oversight of your company's public policy advocacy on climate;
- Direct and indirect expenditures (including dues and special payments) for political contributions, lobbying, issue ads or other expenditures designed to influence elections, ballot initiatives or legislation related to climate change;
- Engagements with climate scientists and other stakeholders involved in climate policy discussions;
- Proposed actions to be taken as a result of the review.

EXHIBIT B

Connecticut Retirement Plans and Trust Funds ("CRPTF")

Whereas, corporate lobbying exposes our company to risks that could adversely affect the company's stated goals, objectives, and ultimately stockholder value, and

Whereas, we rely on the information provided by our company to evaluate goals and objectives, and we, therefore, have a strong interest in full disclosure of our company's lobbying to assess whether our company's lobbying is consistent with its expressed goals and in the best interests of stockholders and long-term value.

Resolved, the stockholders of Devon Energy Corporation ("Devon") request the Board authorize the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

2. Payments by Devon used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.

3. Devon's membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of management's decision making process and the Board's oversight for making payments described in sections 2 and 3 above.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which Devon is a member.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee or other relevant oversight committees and posted on the company's website.

Supporting Statement

As stockholders, we encourage transparency and accountability in the use of corporate funds to influence legislation and regulation both directly and indirectly. Devon is listed as a member of the National Association of Manufacturers and American Petroleum Institute, which spent approximately $16.48 million lobbying in 2012. Devon does not disclose its memberships in, or payments to, trade associations, or the portions of such amounts used for lobbying. Transparent reporting would reveal whether company assets are being used for objectives contrary to Devon's long-term interests.

Devon spent approximately $2.04 million in 2011 and 2012 on direct federal lobbying activities (opensecrets.org). This figure does not include expenditures to influence legislation in states. Devon lobbies at the state level, using the services of at least 7 lobbyists in 5 states in 2012 (followthemoney.org). Devon does not disclose membership in, or contributions to, tax-exempt organizations that write and endorse model legislation, such as its membership in and contributions to the American Legislative Exchange Council (ALEC). More than 50 companies including Entergy and EnergySolutions, have publicly left ALEC because their business objectives and values did not align with ALEC's activities.

We encourage our Board to require comprehensive disclosure related to its direct, indirect, and grassroots lobbying.